UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                               Mothers Work, Inc.
              -----------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
              -----------------------------------------------------
                         (Title of Class of Securities)


                                   619903 10 7
              -----------------------------------------------------
                                 (CUSIP Number)

                                January 15, 1998
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [ ]     Rule 13d-1(c)
                  [X]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
CUSIP No.  619903 10 7               13G/A
-----------------------

--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON

   1   IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                         Dan W. Matthias
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [_]
                                                                       (b) [_]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
   4
                         U.S.A.
--------------------------------------------------------------------------------
          NUMBER OF                       SOLE VOTING POWER
           SHARES                  5
        BENEFICIALLY                                        135,905
          OWNED BY
            EACH              --------------------------------------------------
          REPORTING                       SHARED VOTING POWER
           PERSON                  6
            WITH                                            497,410
                              --------------------------------------------------
                                          SOLE DISPOSITIVE POWER
                                   7
                                                            135,905
                              --------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                                   8
                                                            497,410

--------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9
                                      633,315
--------------------------------------------------------------------------------
   10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [_]
--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   11
                                      17.6%
--------------------------------------------------------------------------------
       TYPE OF REPORTING PERSON*
   12
                                      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

------------------------------
CUSIP No.  619903 10 7                    13G/A
------------------------------

--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON

   1   IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                         Rebecca C. Matthias
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [_]
                                                                       (b) [_]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
   4
                             U.S.A.
--------------------------------------------------------------------------------
          NUMBER OF                       SOLE VOTING POWER
           SHARES                  5
        BENEFICIALLY                                        135,905
          OWNED BY
            EACH
          REPORTING           --------------------------------------------------
           PERSON                         SHARED VOTING POWER
            WITH                   6
                                                            497,410
                              --------------------------------------------------
                                          SOLE DISPOSITIVE POWER
                                   7
                                                            135,905
                              --------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                                   8
                                                            497,410

--------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9
                                      633,315
--------------------------------------------------------------------------------
   10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                        [_]
--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   11
                                      17.6%
--------------------------------------------------------------------------------
       TYPE OF REPORTING PERSON*
   12
                                      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a)         Name of Issuer:

                  Mothers Work, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  456 North Fifth Street
                  Philadelphia, PA  19123

Item 2(a)         Name of Person Filing:

                  Dan W. Matthias and Rebecca C. Matthias

Item 2(b)         Address of Principal Business Office:

                  c/o Mothers Work, Inc.
                  456 North Fifth Street
                  Philadelphia, PA  19123

Item 2(c)         Citizenship:

                  United States of America

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $.01 per share ("Common Stock")

Item 2(e)         CUSIP Number:

                  619903 10 7

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not applicable

Item 4            Ownership.

                  (a) Amount Beneficially Owned: Dan W. Matthias beneficially owns an aggregate 633,315 shares of Common Stock. Except for 135,905 shares purchasable upon the exercise of stock options, Mr. Matthias owns these shares jointly with his wife, Rebecca C. Matthias. Rebecca C. Matthias beneficially owns an aggregate 633,315 shares of Common Stock. Except for

                  135,905 shares purchasable upon the exercise of stock options, Mrs. Matthias owns these shares jointly with her husband, Dan W. Matthias.

                  (b) Percent of Class: 17.6% of the Class is beneficially owned by each of Dan W. Matthias and Rebecca C. Matthias.

                  (c) Number of shares of Common Stock as to each of Dan W.
                      Matthias and Rebecca C. Matthias have:

                      (i)     sole power to vote or to          135,905
                              direct the vote

                      (ii)    shared power to vote or           497,410
                              to direct the vote

                      (iii)   sole power to dispose or to       135,905
                              direct the disposition of

                      (iv)    shared power to dispose or        497,410
                              to direct the disposition of

Item 5            Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable

Item 8            Identification and Classification of Members of the Group.

                  Not Applicable


Item 9            Notice of Dissolution of Group.

                  Not Applicable


Item 10           Certification.

                  Not Applicable


     After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

                                             Date:  February 12, 1999



                                             /S/Dan W. Matthias
                                             -------------------------------


                                             /S/Rebecca C. Matthias
                                             -------------------------------